Exhibit 1.1

Reuters

Choice Hotels nominates board directors in hostile Wyndham bid

By Anirban Sen

22 January 2024

Choice Hotels International (CHH.N) pressed ahead with its $8 billion hostile bid for Wyndham Hotels & Resorts (WH.N), on Monday by nominating a slate of directors to replace Wyndham’s eight-member board.

It is Choice’s latest attempt to break a stalemate after trying for most of the last year to negotiate a deal with Wyndham, which has rebuffed the bid as low-premium and fraught with antitrust risk. Wyndham has also raised concerns about the combined company carrying too much debt and a slowdown in Choice’s business.

Choice said its slate of nominees includes hospitality industry veteran Jay Shah, who currently serves on the board of private equity-backed HHM Hotels; Susan Schnabel, founder of aPriori Capital Partners which advises private equity on leveraged buyouts; James Nelson, CEO of real estate investment trust Global Net Lease (GNL.N); and Fiona Dias, who served on Choice’s board from 2004 to 2012.

“The current Wyndham board continues to refuse to engage in meaningful negotiations regarding a combination with Choice that would create extraordinary value. By supporting these nominees and participating in our exchange offer, Wyndham shareholders can send a clear message to the Wyndham board,” said Patrick Pacious, CEO of Choice.

Choice’s board nominees also include Barbara Bennett, founder of consulting firm Bennett West and a former Discovery Communications executive; Emanuel Pearlman, who serves on several public-company boards including Diebold Nixdorf (DBD.N), and Network-1 Technologies (NTIP.A); Nana Mensah, who serves on the board of Darden Restaurants (DRI.N), that operates brands such as Olive Garden and Longhorn Steakhouse; and William Grounds, a veteran of the real estate and hospitality industries, who serves on the board of PointsBet Holdings (PBH.AX).

Reuters first reported about the slate of nominees earlier on Monday and was also first to report on Nov. 27 that Choice was preparing to nominate directors to the board of Wyndham. The move gives Wyndham shareholders a way to push for the deal by turning the vote on board directors in the spring into a referendum on whether the company should open negotiations with Choice.

Last month, Choice unveiled an exchange offer for Wyndham’s stock, appealing directly to its shareholders, after disclosing a stake worth more than $110 million. While that offer cannot become effective—even if a majority of Wyndham shareholders take it up—without the backing of Wyndham’s board, it is aimed at adding to pressure on Wyndham to engage.

In a statement on Monday, Wyndham said it would evaluate Choice’s nominees and make a formal recommendation to Wyndham shareholders in due course, adding that the company remains open to negotiating a proposal that addresses all its concerns about a tie-up between the two sides.

HIGH-STAKES BATTLE

Rockville, Maryland-based Choice operates nearly 7,500 hotels in 46 countries in the upper-midscale and upscale segments, including brands such as Radisson, Country Inn & Suites, and Cambria Hotels.

Parsippany, New Jersey-based Wyndham, which franchises about 9,100 hotels across more than 95 countries, operates brands such as Travelodge, Ramada, Days Inn and Microtel.

Choice has said it has made four offers to Wyndham, with its latest cash-and-stock bid currently worth about $87 per share. This represents a 26% premium to Wyndham’s closing share price on Oct. 16, the last trading day before Choice made its offer public.

Wyndham has said it can achieve a higher valuation on its own, projecting compounded annual growth in adjusted earnings before interest, taxes, depreciation and amortization of between 7% to 10% through 2026. It has said that its adjusted EBITDA growth recently reached 6%.

Wyndham has also argued that the combined company would have market share of more than 55% market share in the economy and midscale hotel sectors, triggering a potential 24-month review by antitrust regulators that could result in the deal being shot down. It also says that the potential deal has now attracted scrutiny from four state attorneys general and that some upset franchisees could flee if there was a deal.

Choice has said it is confident it can secure antitrust clearance for the deal, arguing that the two companies together account for only 10% of U.S. room revenue, and has projected that the combined company would generate about $1 billion of free cash flow in 2024, allowing it to quickly pay down debt and invest in its business.

Choice has offered to pay Wyndham a break-up fee of $435 million were regulators to shoot down the deal, as well as a ticking fee payable to Wyndham for every day the deal has not been completed, starting one year after the companies agree a merger. This ticking fee would be worth $38 million per month.

“A deal makes a lot of sense for both Wyndham and Choice from a franchisee perspective and an ownership standpoint. There are lots of financial synergies in this deal—the franchisees are going to get a significant amount of coordination between what can be done with the increase in the revenue capabilities,” said Mike Leven, who co-founded the Asian American Hotel Owners Association (AAHOA).